UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

Dividends Policy

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs its shareholders and the market in general that the Company´s Board of Directors approved, on this date, among other matters, the Dividends Policy (the “Policy”).

Such Policy defines that the Company’s Management shall, upon the publication of its Annual Financial Statements, propose the payment of remuneration to the shareholders during the relevant year based upon its ability to generate cash flow, considering its strategic planning, the plans of investment and the retention of its Investment Grade Rating.

Subject to the aforementioned assumptions, FIBRIA’s Management may propose, during the course of the year, an extraordinary remuneration to the shareholders, based on the values in its Financial Statements.

The proposed remuneration based on the Financial Statements, as well as any proposal for extraordinary remuneration, if any, are subject to approval at an Ordinary or Extraordinary General Shareholders’ Meeting, respectively, when the payment dates shall also be stipulated.

The Dividends Policy of FIBRIA shall not be construed as a restriction or limitation of the shareholders’ rights to receive, for each fiscal year, the mandatory minimum dividend stipulated in the prevailing legislation and the Company’s Bylaws.

FIBRIA believes that the determining of a Dividends Policy represents part of its commitment to the best corporate governance practices. The Company may revise, modify or revoke such Policy at any time, subject to the approval of the Board of Directors.

The Dividends Policy of Fibria is filed in the Company’s head offices and it is available at the Company’s website (www.fibria.com.br), the website of the Brazilian Securities and Exchange Commission — CVM (www.cvm.gov.br) and the website of BM&FBOVESP (www.bmfbovespa.com.br).

São Paulo, October 22, 2015

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

CFO and Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO